Via Facsimile and U.S. Mail
Mail Stop 03-09

      									February 16,
2005


John H. Berry
Chief Financial Officer
North Pointe Holdings Corporation
28819 Franklin Road
Southfield, Michigan 48034

Re:	North Pointe Holdings Corporation
	Registration Statement on Form S-1
	Filed January 21, 2005
      File Number 333-122220

Dear Mr. Berry:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




FORM S-1

General

1. Please provide us proofs of all graphic, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note we may have comments regarding these materials.

2. Please complete all of the non-pricing blank sections of your filing prior to filing your next amendment.

3. Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments. As you are likely aware, you must file this amendment prior to circulating the prospectus.

4. Please note that when you file a pre-effective amendment that includes your price range, it must be bona fide. We interpret this to mean that your range may not exceed $2 if you price below $20 and
10% if you price above $20.

5. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists.
If
our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

Table of Contents

6. You should retain only the Table of Contents on this page. All other information should be disclosed after the Risk Factors section.

Prospectus Summary, page 1

7. In the first sentence of the paragraph you indicate that the summary "provides an overview of selected information and does not contain all of the information that you should consider." If you retain this statement, please revise it to indicate how you chose the information you included here. Please refer to Item 503(a) of Regulation S-K.

8. Your summary does not present a balanced view of your business. Currently, your summary is a detailed discussion of only the positive aspects of your company`s business and products. Please revise the summary to present a balanced picture. Please also note that the balancing disclosure you provide should be no less prominent than your positive disclosure. This means that you cannot satisfy the comment by merely providing a cross-reference to the risk factors section.

9. Please provide us with a marked copy of the A.M. Best Company report supporting your statement regarding your average statutory loss ratio.

10. As you have chosen to include a summary of your strategy, please revise to include a discussion of the risks and obstacles you must address in implementing this strategy.

Risk Factors

11. Please revise the risk factors where appropriate to replace generic language with specific disclosure of exactly how these risks have affected and will affect your operations, financial condition or business, and if practicable to quantify, the specific and immediate effects to investors of each risk that you have identified. For example, you use general phrases such as "materially adversely affected" throughout the risk factor section. These generic phrases are subject to varying interpretations and, therefore, do not adequately explain the risk or concern to which you refer.

We depend upon our network of independent agents for revenues and market ..., page 9

12. To the extent the company has experienced difficulties in recruiting or hiring qualified independent insurance brokers, revise to discuss these difficulties.
13. Please provide supplementally, the identity of any brokers who provide in excess of 5% of your total premiums, or in the alternative, the top five agents that produced more than 17% of your gross premiums in 2003. If available, please include similar information for 2004. Also, please tell us whether any of these brokers has advised you that they will be implementing a change in their fee arrangements with you.
14. We note that a certain portion of your business is
concentrated
with a relatively few agents. We also note the discontinuation of contingent commission arrangements could affect your relationship with certain independent agents. Please expand the discussion to quantify the extent to which you currently have a concentration of business with agents who previously received contingent commissions.
15. Please expand the discussion to provide additional information concerning "the general uncertainty in the insurance industry regarding contingent commission arrangements...."  Please consider the need for an additional risk factor to discuss any material risk you face as a result of this uncertainty.

Implementation of our growth strategies is subject to numerous risks
...., page 11

16. To the extent the risks identified in the bullet points has materially affected your business in the past, please discuss the situation and its actual or expected consequences.


Severe weather conditions and other catastrophes may result in an increase ..., page 11

17. Please revise to describe how unfavorable business or economic conditions have impacted your business in the past. To the extent practicable, please quantify for example, claims resulting from hurricanes, windstorms, earthquakes, etc.

Our business is cyclical, which affects our financial performance
...., page 12

18. Please revise to describe the current phase in the cycle and how it is affecting your operations and profitability. Compare current conditions with conditions previously. If you believe your profitability has in the past been adversely affected by negative developments and cyclical changes in the industry, please provide appropriate disclosure.

If we lose key personnel or are unable to recruit additional qualified ..., page 12

19. We note your dependence on qualified personnel. Please discuss any material difficulties you have had in attracting, training, or retaining qualified personnel.

20. Please state whether any of the individuals you name has plans to retire or leave the company for any reason in the near future.

As a holding company, we depend on payments..., page 13
21. Please revise the subheading to ensure it reflects the risk you describe in the text.

We are subject to comprehensive regulation that may restrict ..., page 14

22. As currently written, this risk factor is long, cumbersome, and difficult to read. Please revise to shorten this risk factor, you may consider breaking it up as appropriate to make two separate risk factors.

A reduction in our insurance company subsidiaries` A.M. Best financial strength ..., page 15

23. Please discuss if the company has received any communications from A.M. Best related to whether your insurance subsidiaries may be downgraded or on a credit watch for possible downgrading.

If market conditions cause reinsurance to be more costly or unavailable, we may ..., page 16

24. Please disclose what percentage of your business you reinsure. If 100% of your policies are reinsured, so state.


25. Please expand to discuss what the company would do in the event that a reinsurer cancels its participation on new business. For example, approximately how many companies could provide you with reinsurance services in the volume you require? Disclose the difficulties you would likely encounter in finding and negotiating an agreement for reinsurance from another source. Your may consider including this discussion as a separate stand-alone risk factor.

26. If an inability to qualify for reinsurance has adversely affected your business in the past, please discuss the specific situation.

We could incur significant losses or a shortage of liquidity ..., page 16

27. Please disclose problems the company has experienced from the failure of a reinsurer to pay in full and in a timely manner any material claims the company has presented to them, if applicable. Additionally, please disclose the nature of any current difficulties you are experiencing regarding the enforcement of your rights to receive payment under reinsurance agreements.

The outcome of current industry investigations and regulatory proposals ..., page 16

28. Please confirm that you have received no other inquiries, formal or informal, related to Eliot Spitzer and the New York Attorney
General`s investigation of the insurance industry.

29. We note your statement, "[i]t is impossible to predict the outcome of these investigations and proceedings ..." Please delete the word "impossible" from this sentence, as it is suggestive of limits on your liability and a disclaimer of responsibility. Please revise or advise.

Changes in regulation could adversely affect our business, page 16

30. Please discuss any proposed legislation or new regulatory requirements that may be imposed on the insurance industry. For example, we note that the National Association of Insurance Commissioners has proposed new rules that would require brokers obtain written consent from their clients prior to receiving compensation from an insurance carrier. You may want to include this discussion as a separate stand-alone risk factor.

Use of Proceeds, page 21

31. Please discuss with more specificity, in addition to working capital needs, which general corporate purposes the proceeds you do not contribute to your insurance company subsidiaries will be used for and the approximate dollar amount of each.


Unaudited Pro Forma Financial Information, pages 26-28
32. We note that the company includes several pro forma adjustments that are not clearly explained in the notes to these pro forma financial statements. Please revise this presentation to explain each adjustment included in the adjustment column.
33. We note in footnote 1 on page 28 that the company adjusts its balances only for the current period earned premium offset by previous unearned premium. We also note that the company would have retained this unearned premium under the terms of the transaction. Please explain to us why this treatment is appropriate if the intention of these pro forma financial statements is to eliminate the impact of all of the operations disposed of.

Selected Historical Financial Information, pages 29-31
34. We note that the company has labeled certain columns of this information as "Audited." Please clarify for us whether the auditor was engaged pursuant to SAS 42 to report on these financial statements or whether the information included in those columns was derived from audited financial information.
35. We note that the company uses a different denominator to calculate the expense ratio compared to the loss ratio. We also note that the company then combines these two distinctly calculated measures to provide a combined ratio. Please explain to us the appropriateness of using the denominator described in footnote 8. Also explain why the combining of two distinct measures is appropriate.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Critical Accounting Policies, page 34
36. The discussions related to these accounting policies defined as critical by management are very brief and almost appear to restate the information included in the accounting policy note. Please note that these disclosures should address material implications of uncertainties associated with the methods, assumptions and estimates underlying the company`s critical accounting measurements. Consistent with Section V of Financial Reporting Release 72, Commission Guidance Regarding Management`s Discussion and Analysis of
Financial Condition and Results of Operations, please consider the following disclosures:

a) Disclose an analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result for its application over time. For instance, consider referring investors to the "Losses and Loss Adjustment Expenses" discussion on page 64 for more information related to reserves.
b) Specifically address why your accounting estimates or assumptions bear the risk of change.
c) Analyze, to the extent material, such factors as how accurate the estimate/assumption has been in the past, how it has changed in the past, and whether it is reasonably likely to change in the future.
d) Analyze the estimate/assumption specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect.

Estimation of Loss and Loss Expense Reserves, page 35

Reconciliation of Year Ended December 31, 2002 Combined Financial
Results, page 36
37. Please revise this presentation to include a more detailed description of why management is combining these results and the appropriateness of this combination. Include any discussion of the potential limitations of this combined presentation and how an investor should use this information.

Results of Operations

Gross Premiums Written

Year Ended December 31, 2003 as Compared to Year Ended December
31,
2002, page 38
38. Please quantify the causal factors you cite as reasons for the changes in balances between periods. For example, elaborate on and quantify the extent to which the growth in net premiums written is attributable to increases in premium rates or to increases in number of policies in force, as discussed on page 38. Consider disclosing the change in number of policies in force to provide additional insight into the cause of the increase. Similarly, please review your entire Results of Operations discussion and ensure that you have quantified the effect of each income statement line item, in which you have identified multiple factors as being the cause of the increase (decrease) in comparing the periods presented. For example consider including a more detailed discussion of the "prevailing market interest rates" cited as a reason for lower "Net Investment Income" and "Net Realized Gains on Investments."

Liquidity and Capital Resources, page 47

39. Please include a robust discussion of the reasonably likely effect that the payment of claims will have on known trends and uncertainties, in particular cash outflows from operations. In the disclosure please include a discussion of your asset/liability management process and whether there are any significant variations between the maturity of your investments and the expected payment of your loss reserves. Include a discussion of the impact on your future liquidity and results of operations of selling securities before anticipated or the use of credit facilities to pay for policy liabilities.
Cash Flows, page 48

40. Your analysis of cash flows used in operating activities merely
recites information presented in the consolidated statements of cash
flows. Please revise the discussion to explain the significant variations in the line items between the periods presented. For example, why did net premiums experience significant growth in 2001 as compared to 2000. See the SEC`s guidance regarding management`s discussion and analysis of financial condition and results of operations (Release No. 33-8350).

41. Please revise to discuss liquidity on both a long-term and short-term basis. We consider long-term to be in excess of 12 months. For example, we note your statement, "will be adequate to meet the capital and liquidity needs of North Pointe Holdings and each of its subsidiaries during the 12-month period following the date of this offering." How do you expect to meet your financial requirements on a long terms basis?
42. It appears that portions of the current discussion related to cash flows from operations focuses on the impact of line items within the statement of cash flows and does not appear to focus on the actual inflows and outflows from operations. Please include a more robust discussion of the more likely than not impact the payment of claims will have on known trends and uncertainties, in particular cash outflows from operations. In the disclosure please include a discussion of your asset/liability management process and whether there are any significant variations between the maturity of your investments and the expected payment of your loss reserves. Include a discussion of the impact of selling securities before anticipated or the use of credit facilities to pay for policy liabilities will have on your future liquidity and results of operations.

Business

43. Please define "RBT insurance line" the first time it is used.

Contractual Obligations and Commitments, page 52
44. We note that you have included the anticipated payment of loss reserves in the contractual obligation table on a net basis.
Please
revise this table to include gross reserves and the anticipated timing of those gross reserves.

Strong Ties to Our Independent Agents, page 56

45. Please disclose your compensation arrangements with your independent broker(s). For example, do you have formal agreements with them, or incentive programs for referring customers to your insurance subsidiaries` insurance products?



Losses and Loss Adjustment Expenses, pages 64-68
46. It appears that you have significantly revised your estimate of loss reserves recorded in prior years, but the current discussion here and in the notes to the financial statements is very brief regarding these revisions. Please revise Management`s Discussion and
Analysis to explain the reason for your change in estimate. For each line of business, include the following disclosures:

a) Identify the years to which the change in estimate relates and disclose the amount of the related loss reserve as of the beginning of the year that was re-estimated. Discuss and quantify offsetting changes in estimates that increase and decrease the loss reserve.
b) Identify the changes in the key assumptions you made to estimate the reserve since the last reporting date.
c) Identify the nature and timing of the change in estimate, explicitly identifying and describing in reasonable specificity the new events that occurred or additional information acquired since the last reporting date that led to the change in estimate.
d) Ensure your disclosure clearly explains why recognition occurred in the periods that it did and why recognition was not required in earlier periods.
e) Disclose any trends such as, the number of claims incurred, average settlement amounts, number of claims outstanding at period ends along with average per claim outstanding, and any other trends, necessary to understand the change in estimate. Please explain the rationale for a change in estimate that does not correlate with trends.
47. Please revise this disclosure to include a more robust discussion of the key assumptions used to arrive at management`s best estimate of loss reserves within the range described here and what specific factors led management to believe this amount rather than any other amount within the range represented the best estimate of incurred losses.
48. We note that the company provides a tabular breakout of its reserves on page 68 by segment line on a net basis. We feel that this information is more useful to an investor when it is provided by major line of business and on a gross basis. Please revise the table accordingly.
49. Please reconcile the statement made in the last paragraph on page
67 which states, "Our primary goal in estimating our reserves is to maintain conservative overall loss reserves that are more likely to be sufficient than deficient" with the guidance provided in SFAS 60.

Investments, pages 68-70
50. Please expand this discussion to include more detail related to the decision to sell securities and to disclose what management`s investment strategy is when certain economic conditions persist, i.e.
low interest-rate environment or vice-versa, and the impact this will have on the investment portfolio. Please include in this discussion the impact that these economic conditions may have on the results of operations, i.e. realized gains or losses and investment income, and liquidity, i.e. investment turnover and yields.

Competition, page 74

51. To the extent known or easily obtainable, please identify your principal competitors` share of the market. You may also want to add this disclosure to the appropriate section in the risk factors.

Executive Compensation, page 91

52. We note that all five of the employees you describe in this section receive bonuses. We note that you have recently adopted a stock option plan. Please describe how these individuals` performance is determined under the plan and what factors are considered in evaluating it. For example, if the grants are based on company performance, please describe how company performance is measured.

Certain Relationships and Related Transactions, page 95

53. Please disclose whether the terms of your transactions with Williams, Williams, Ruby and Plunkett, PC, and Joon S. Moon, are on terms no less favorable to the company than could be obtained with non-affiliated parties

54. We note that approximately $20 million of the proceeds from this offering will be used towards satisfaction of your senior credit facility. We further note that Messrs. Petcoff and Petcoff have received payment for guaranteeing portions of the facility. Please disclose whether upon completion of the offering, payments to James
G. Petcoff and B. Matthew Petcoff under the credit facility will continue, whether they will continue to guarantee obligations on the facility, and what if any termination provisions exist.

Underwriting, page 100

55. If your underwriters or other members of the syndicate may deliver a prospectus electronically or otherwise offer and/or sell securities electronically, please tell us the procedures they will use in their selling efforts and how they intend to comply with the requirements of Section 5 of the Securities Act of 1933. In particular, with regard to how offers and final confirmations will be made and how and when purchasers will fund their purchases. Provide us copies of all electronic communications including the proposed web pages.

56. Please tell us and briefly disclose in the prospectus whether you intend to use any forms of prospectus other than print and electronic version, such as CD-ROMs, videos, etc., and provide all such prospectuses for our examination. Please refer to SEC Releases
No.
33-7233 and NO. 33-7289.  We may have additional comments.

57. Please indicate if your underwriters have arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and provide the address of the website. Please also describe the material terms of the agreement and provide us with a copy of any written agreement. You should also provide us with copies of all information concerning your company or the offering that appears on the third party website. We may have further comments.

Directed Share Program, page 102

58. Please provide us with any material you have sent or intend to send to potential purchasers, such as a "friends and family letter."
Tell us when you first sent them or intend to send them to these potential purchasers. Tell us the procedures you or the underwriter will employ in making the offering and how you will assure that this offer will meet the requirements of Section 5 of the Securities Act and Rule 134. We may have further comments.

September 30, 2004 Financial Statements

North Pointe Holdings Corporation and Subsidiaries

General
59. The financial statements are now stale. Please update the audited financial statements to include through the year ended
December 31, 2004.

5. Subsequent Event, page F-7
60. Please disclose the November 2004 acquisition of the Florida
Homeowners Insurance Business, as you have disclosed on page F-33.

December 31, 2003 Financial Statements

Notes to Consolidated Financial Statements

1.  Description of Business

Acquisition Activity, pages F-14 - F-15
61. We note that it appears that the company recorded the reserves for "Losses and loss adjustment expenses" at the time of the acquisition at the historical carrying value based on the balance sheet included on page F-37. SFAS 140 requires recording assets and liabilities acquired at the fair value at the time of the acquisition. Please explain to us why it was appropriate to apparently record the reserves at the historical amount. This also applies to the acquisition of North Pointe Casualty described in note
4 of the interim financial statement for September 30, 2004.

2. Summary of Significant Accounting Policies

Investments, page F-16
62. Please advise us and disclose how management estimates fair value of investments for which no quoted market value from published market sources are available. Additionally, please quantify and disclose the percentage of investments that fall under this category.

Revenue Recognition, page F-17
63. We note that the company includes the estimation of this balance as a critical accounting policy. We note in the discussion on page
53 related to credit risk that the company expects to fully recover all reinsurance amounts. Please include a discussion of this fact along with a description of why reinsurance contract disputes will not materially affect the amount recoverable here.
64. We note in MD&A on page 40 that the catastrophe reinsurance appears to be limited to one occurrence related to the hurricanes, but that coverage can be reinstated. Please clarify this in the discussion of the coverages. Also clarify whether this decision has to be made at the time of the first occurrence, or whether it can be made once the second occurrence has happened.

9.  Shareholders` Equity, pages F-26 - F-27
65. The actual conversion ratio of these shares is not real clear based on the disclosure provided. Please provide to us the company`s analysis of whether a beneficial conversion feature existed related to the issuance of these preferred shares. Also discuss the potential accounting implications that changes in the equity structure have based on the formula provided. We note that these shares were repurchased along with this owner`s common shares in 2004. Please provide to us the company`s analysis of the fair values assigned to the different components and the accounting treatment applied. Provide references to the specific authoritative literature upon which the company relied for the accounting treatment applied.




17. Subsequent Events

Sale of Non-Standard Personal Automobile Insurance Line, page F-33
66. Please provide to us, management`s justification for reporting the non-standard personal automobile insurance line in continuing operations. Include any references to the applicable authoritative guidance that supports this treatment.

Schedule II - Condensed Financial Information of Registrant

Notes to Condensed Financial Statements, page S-6
67. We note your disclosure regarding the investments in subsidiaries. However, we were unable to reconcile the total investment as of December 31, 2002 to the condensed financial statements. Please tell us, supplementally how to reconcile this number or revise your financial statements.

Exhibits

68. We note that you have not yet filed some of your exhibits.
Please be aware that when you file the exhibits, we will need time to look at them, and we may have comments.

Signatures
69. The registration statement should also be signed by the registrant`s controller or principal accounting officer. Any person who occupies more than one of the specified positions required to sign the registration statement should indicate each capacity in which the registration statement is signed.

*	*	*

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	You may contact Tabatha Akins at (202) 824-5547 or Jim
Atkinson
at (202) 942-2826 if you have questions regarding comments on the financial statements and related matters. Please contact Albert
Lee
at (202) 824-5522 or me at (202) 942-1840 with any other
questions.

								Sincerely,



								Jeffrey Riedler
								Assistant Director

cc:	Todd B. Pfister
	Foley & Lardner LLP
	150 West Jefferson Avenue
	Suite 1000
	Detroit, Michigan 48226

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John H. Berry
North Pointe Holdings Corporation
Page 1